

August 8, 2017

Via E-mail
Mr. Nicholas J. Holland
Chief Executive Officer
Gold Fields Limited
150 Helen Rd
Sandown, Sandton 2196
South Africa

> **Re:** **Gold Fields Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 5, 2017**
> **File No. 001-31318**

Dear Mr. Holland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects
Management's Discussion and Analysis of the Financial Statements
All-in Sustaining and All-in Cost, page 161

1. Please discuss how you determine the amounts of corporate general and administrative costs and exploration and study costs (sustaining and non-sustaining) included in all-in sustaining costs and all-in costs. Please also reconcile these amounts with your disclosures in Note 41 of your financial statements.

Item 18. Financial Statements
Consolidated Income Statements, page F-23
Note 41. Segment Report, page F-82

2. You present two similarly-titled measures in your financial statements: operating profit and net operating profit. Please revise the titles used for these measures to distinguish between the two measures and better reflect what they represent.

3. Net operating profit excludes items such as share-based payments, long-term incentive plan, exploration expense, restructuring costs, asset impairments, social contributions/ sponsorships, rehabilitation income/(charges) and royalties. Operating profit excludes amortization and depreciation in addition to the items excluded from net operating profit. Please tell us how you determined the amounts disclosed for operating profit, net operating profit and operating costs are representative of all activities that would normally be regarded as operating. Refer to paragraph BC56 of IAS 1.

Note 4.6 Amortisation and Depreciation of Mining Assets, page F-13

4. Please disclose the type(s) of resources (measured, indicated and/or inferred) included in your amortisation and depreciation base. In addition, disclose the nature of the judgments and estimates made by management in determining the useful lives and amortisation and depreciation of your mining assets providing details sufficient to understand the underlying assumptions used and other uncertainties related to the application and determination of your accounting policy. Please also disclose your history of converting resources into reserves.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining